

July 22, 2010

Mr. Gary T. Krenek
Chief Financial Officer and Senior Vice President
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

      Re: **Diamond Offshore Drilling, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 23, 2010
               Schedule 14A
               Filed March 31, 2010
               Response Letter Dated June 10, 2010
               File No. 1-13926

Dear Mr. Krenek:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors

Our business involves numerous operating hazards…, page 11

1.   We note your response to our prior comment 1. As we indicated in our telephone conversations with counsel, please provide supplementally the information requested in our prior comment 1.

Schedule 14A

Director Compensation, page 11

2.   We note your response to our prior comment 3. Please confirm that you will include the basis for your decision to award Mr. Tisch 15 times the number of SARs your other directors receive provided in your response in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or, Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director